Exhibit 5.E

EXPENSES

Expenses, other than underwriting discounts and commissions, payable by JFC in connection with the issuance and sale of the Securities are estimated as follows (yen amounts have been translated into U.S. dollar amounts using the exchange rate of JPY 80.96 = US$ 1.00, the spot buying rate quoted on the Tokyo Foreign Exchange Market on July 6, 2011, as reported by The Bank of Japan at 5:00 p.m., Tokyo time):

Securities and Exchange Commission registration fee	$9,825
Fiscal Agent’s fee, including printing and engraving the Securities	43,000
Printing expenses	35,000
Legal fees and expenses	40,000
Miscellaneous, including reimbursement in lieu of underwriters’ expenses	280,000

Total	$407,825